UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-99349
Holmes Financing (No. 6) PLC	Holmes Funding Limited	Holmes Trustees Limited
(Exact name of Registrant as Specified in its Charter)
Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7612 4000	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7612 4000	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7612 4000
(Address of Principal Executive Offices)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
$1,500,000,000 Series 1 Class A Asset Backed Floating Rate Notes
$50,000,000 Series 1 Class B Asset Backed Floating Rate Notes
$86,000,000 Series 1 Class C Asset Backed Floating Rate Notes
$1,250,000,000 Series 2 Class A Asset Backed Floating Rate Notes
$42,000,000 Series 2 Class B Asset Backed Floating Rate Notes
$71,000,000 Series 2 Class C Asset Backed Floating Rate Notes
£24,500,000 Series 1 Term AA Advance
$1,000,000,000 Series 4 Class A1 Asset Backed Floating Rate Notes
$40,000,000 Series 4 Class B Asset Backed Floating Rate Notes
$69,000,000 Series 4 Class C Asset Backed Floating Rate Notes
£961,292,000 Series 1 Term AAA Advance
£801,077,000 Series 2 Term AAA Advance
£641,026,000 Series 4A1 Term AAA Advance
£32,043,000 Series 1 Term AA Advance
£26,916,000 Series 2 Term AA Advance
£25,642,000 Series 4 Term AA Advance
£55,114,000 Series 1 Term BBB Advance
£45,501,000 Series 2 Term BBB Advance
£44,231,000 Series 4 Term BBB Advance
Funding Interest in the Mortgages Trust
(Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1)(i)	☐	Rule l2h-3(b)(l)(i)	☒
Rule l2g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☒
Rule l2g-4(a)(2)(i)	☐	Rule l2h-3(b)(2)(i)	☐
Rule l2g-4(a)(2)(ii)	☐	Rule l2h-3(b)(2)(ii)	☐
		Rule l5d-6	☐

Approximate number of holders of record as of the certification or notice date:                 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Holmes Financing (No. 6) PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 14 February 2008	By:	/s/ David Green Name: David Green Title: Director